Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Successor					Predecessor
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	November 4, 2006 through December 31	January 1, 2006 through November 3,
	2010	2009	2008	2007	2006	2006
Earnings:
Loss from continuing operations before income taxes and noncontrolling interests	$(85,930)	$(71,069)	$(147,364)	$(126,911)	$(50,490)	$(59,040)
Plus: Fixed charges	159,169	161,512	177,324	88,558	8,853	36,106
Less: Interest expense capitalized	—	—	(19)	(160)	(36)	(85)
Less: Noncontrolling interests	(857)	(723)	(1,049)	(415)	(39)	(158)
Earnings (loss) from continuing operations, adjusted	$72,382	$89,720	$28,892	$(38,928)	$(41,712)	$(23,177)

Fixed Charges:
Interest expensed and capitalized	$155,181	$157,032	$173,181	$87,108	$8,647	$35,247
Estimated interest within rental expense	3,988	4,480	4,143	1,450	206	859
Total fixed charges	$159,169	$161,512	$177,324	$88,558	$8,853	$36,106

Ratio of earnings to fixed charges	—	—	—	—	—	—

Shortfall	(86,787)	(71,792)	(148,432)	(127,486)	(50,565)	(59,283)